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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              INTER PARFUMS, INC.
                                (Name of Issuer)

                                 COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   472154301
                                 (Cusip Number)
                                  Bernard Kuhn

                     LVMH Moet Hennessy Louis Vuitton S.A.
                                30, avenue Hoche
                                  75008 Paris
                                     France
                             Tel. (331) 44-13-22-22
                             Fax: (331) 45-61-18-74
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 July 28, 1999
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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


                                  SCHEDULE 13D

CUSIP No. 472154301                                          Page 2 of 11 Pages

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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LVMH Moet Hennessy Louis Vuitton S.A.
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) |X|
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  3       SEC USE ONLY


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  4       SOURCE OF FUNDS*

          WC
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION


          France
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                                  7        SOLE VOTING POWER

                                           467,400
                                  ---------------------------------------------
                                  8        SHARED VOTING POWER
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                 0
  REPORTING PERSON WITH           ---------------------------------------------
                                  9        SOLE DISPOSITIVE POWER

                                           467,400
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              467,400
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
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     14       TYPE OF REPORTING PERSON*

              CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     Item 1. Security and Issuer.

     This statement is filed in respect of the shares of Common Stock, par value $0.001 per share (the "Common Shares"), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 551 Fifth Avenue, New York, NY 10176.

     Item 2. Identity and Background.

     The person filing this statement is LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

     LVMH holds the Common Shares through Sofidiv Inc., a Delaware corporation ("Sofidiv Inc."), whose principal business office is located at Two Park Avenue, Suite 1830, New York NY 10016. The business of Sofidiv Inc. is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the distribution of luxury goods and other products. Sofidiv Inc. is a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH Inc.") whose principal business office is located at Two Park Avenue, Suite 1830, New York NY 10016. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products, outside of France. LVMH Inc. is a wholly-owned subsidiary of Sofidiv, a French societe anonyme ("Sofidiv"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. LVMH owns 99.99% of Sofidiv. The business of Sofidiv is the ownership of interests in companies active in, or owning interests in companies active in, the luxury goods business, particularly outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of Sofidiv Inc., LVMH Inc. and Sofidiv are set forth on Annex A hereto.

     Financiere Jean Goujon S.A. ("FJG"), a French societe anonyme whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France, owns approximately 40.75% of LVMH's share capital, representing approximately 57.45% of the voting rights of LVMH and may be deemed to control LVMH. The principal business of FJG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. FJG is a wholly-owned subsidiary of Christian Dior S.A., a French societe anonyme ("Christian Dior") whose principal office and business is located at 30, avenue Montaigne, 75008 Paris, France. Christian Dior's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the luxury products and wine and spirits sectors. Christian Dior is indirectly controlled by Financiere Agache, a French societe anonyme ("Financiere Agache") whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France. Financiere Agache's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the retailing business and the luxury products and wine and spirits sectors. Financiere Agache is itself indirectly controlled by Mr. Bernard Arnault (together with certain members of his family). Bernard Arnault is Chairman of the Board of Directors and Chief Executive Office of each of LVMH and Christian Dior. The names, addresses, occupations and citizenship of the executive officers and directors of each of FJG, Christian Dior and Financiere Agache are set forth on Annex A hereto.

     Neither LVMH, nor to the best of its knowledge, any of Sofidiv Inc., LVMH Inc., Sofidiv, FJG, Christian Dior or Financiere Agache, or any of LVMH's, Sofidiv Inc.'s, LVMH Inc.'s, Sofidiv's, FJG's, Christian Dior's or Financiere Agache's respective executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds.

     The aggregate purchase price for the Common Shares was $4,215,214. Such price was funded through internally generated funds of LVMH.

     Item 4. Purpose of Transaction.

     LVMH views the Issuer's business as complementary to its own portfolio, and has acquired the Common Shares for investment purposes. LVMH intends to enter into formal negotiations with management of the Issuer and with the two majority shareholders of the Issuer (Jean Madar and Philippe Benacin) concerning a potential increase of LVMH's stake to a significant minority. LVMH would only increase its participation on a friendly basis concurrent with the execution of a customary agreement in connection with a strategic minority investment (including a standstill agreement). Depending on market and other conditions, LVMH may from time to time acquire additional Common Shares if such Common Shares become available at prices that are attractive to it. On the other hand, depending on market and other conditions, LVMH may from time to time dispose of all or a portion of the Common Shares that it now owns or may hereafter acquire. Except as set forth above, LVMH has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

     (a) - (b) LVMH beneficially owns, through Sofidiv Inc., an aggregate of 467,400 Common Shares representing 6.3% of the outstanding Common Shares (based upon the number of outstanding shares set forth in the Issuer's most recent document filed with the SEC). To the best of LVMH's knowledge, none of the other persons named in Item 2 is the beneficial owner of any of the Common Shares, except to the extent that any such person may be deemed to be the beneficial owner of Common Shares owned by LVMH.

     (c) Except as set forth in this statement, neither LVMH nor, to the best knowledge of LVMH, any of the persons named in response to Item 2 or listed on Annex A, has effected any transaction in the Common Shares during the 60 days prior to the date hereof.

     The following purchases were effected through the Nasdaq Stock Market on behalf of LVMH and Sofidiv Inc.:

Date:              Aggregate Number of Shares       Average Price per Share
June 3, 1999       60,000                           $8.60
July 19, 1999      100,000                          $10.25
July 27, 1999      20,000                           $9.50
July 28, 1999      11,000                           $9.50
July 28, 1999      100,000                          $10.75

     (d) - (e) Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this statement, neither LVMH nor, to the best knowledge of LVMH, any of the persons named in response to Item 2 or listed on Annex A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

     Item 7.  Exhibits.

     Not Applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                August 5, 1999
                                                --------------------------------
                                                (Date)



                                                 /s/ Bernard Kuhn
                                                --------------------------------
                                                (Signature)



                                                Bernard Kuhn
                                                Director
                                                --------------------------------
                                                (Name/Title)

                                    ANNEX A


                        EXECUTIVE OFFICERS AND DIRECTORS

     The names of the members of the boards of directors and Executive Officers of LVMH, Sofidiv Inc., LVMH Inc., Sofidiv, FJG, Christian Dior and Financiere Agache and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.

1. LVMH MOET HENNESSY LOUIS
   VUITTON S.A.
   30, avenue Hoche
   75008 Paris, France

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Bernard Arnault                                       Chairman and CEO of LVMH,
 - Director; Chairman and CEO                         Chairman and CEO of Christian Dior S.A.
 - Executive Committee member

Antoine Bernheim                                      Partner of Lazard Freres & Cie
- Director; Vice-Chairman                             121, boulevard Haussmann, 75008 Paris

Jean Arnault                                          Director of Financiere Agache
- Director

Nicolas Bazire                                        Managing Director, Groupe Arnault S.A.
- Director
- Executive Committee member, Development and
  Acquisitions

Nicholas Clive Worms                                  Partner of Worms & Cie
- Director                                            55, rue de la Boetie, 75008 Paris

Michael Francois-Poncet                               Chairman of the Supervisory Board of Cie Financiere de
- Director                                            Paribas
                                                      3, rue d'Antin, 75002 Paris

Pierre Gode                                           Chairman and CEO of Louis Vuitton
- Director                                            54, avenue Montaigne, 75008 Paris
- Executive Committee member, Administration          Chairman and CEO of Financiere Agache

Cornelius van Hen Hoeven                              Chairman and CEO of Royal Ahold
- Director                                            Netherlands
  Dutch citizen

Gilles Hennessy                                       Member of the Executive Board of JA Hennessy & Co.
- Director                                            (France)
                                                      1, rue de la Richonne, 16101 Cognac Cedex

Jean Peyrelevade                                      Chairman and CEO of Credit Lyonnais
- Director                                            19, boulevard des Italiens, 75002 Paris






                                  Page 6 of 10




Albert Frere                                          Chairman and CEO of Frere-Bourgeois
- Director                                            12, rue de la Blanche
  Belgian citizen                                     Borne 6280 Loverval, Belgium

Jean-Marie Messier                                    Chairman and CEO of Vivendi
- Director                                            42, avenue de Friedland, 75008 Paris

Sir Charles David Powell                              Director of Matheson & Co. Ltd.
- Director                                            3 Lombard Street, London EC3V 9AQ England
  British citizen

Yves Carcelle                                         Chairman and CEO of Louis Vuitton Malletier
- Executive Committee member, Fashion, Travel
  and Leather Goods

Patrick Choel                                         CEO of LVMH Fragrances and Cosmetics
- Executive Committee member, Fragrances and
  Cosmetics

Pierre-Mathieu Duhamel                                Company Secretary of LVMH
- Executive Committee member, Company
  Secretary

Patrick Houel                                         CFO of LVMH
- Executive Committee member, Finance

Concetta Lanciaux                                     Senior Vice President of LVMH, Human Resources
- Executive Committee member, Human Resources

Pierre Letzelter                                      Chairman and CEO of Moet Hennessy
- Executive Committee member, Wines and Spirits

Daniel Piette                                         Executive Vice President of LVMH
- Executive Committee member, LV Capital

Bernard Rolley                                        Senior Vice President of LVMH
- Executive Committee member, Operations

Myron Ullman                                          Managing Director of LVMH
- Executive Committee member, Group Managing
  Director
-U.S. citizen

2. SOFIDIV INC.
   Two Park Avenue, Suite 1830
    New York, NY 10016, U.S.

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Patrick Houel                                         CFO of LVMH
- Director





                                  Page 7 of 10




Bruce G. Ingram                                       Senior Vice President and CFO of LVMH Inc.
-Director and President
-U.S. citizen

Anna Hayes Levin                                      Vice President, Legal Affairs, of LVMH Inc.
-Secretary
-U.S. citizen

Michael T. Folkman                                    Vice President, Taxes, of LVMH Inc.
-Executive Officer
-U.S. citizen


3. LVMH MOET HENNESSY LOUIS VUITTON INC.
    Two Park Avenue, Suite 1830 New York, NY 10016, U.S.

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Pierre Gode                                           Chairman and CEO of Louis Vuitton
- Director                                            54, avenue Montaigne, 75008 Paris
- President                                           Chairman and CEO of Financiere Agache

Patrick Houel                                         CFO of LVMH
- Director

Daniel Piette                                         Executive Vice President of LVMH
- Director

Bruce G. Ingram                                       Senior Vice President and CFO of LVMH Inc.
-Executive Officer
-U.S. citizen

Anna Hayes Levin                                      Vice President, Legal Affairs, of LVMH Inc.
-Secretary
-U.S. citizen

Michael T. Folkman                                    Vice President, Taxes, of LVMH Inc.
-Executive Officer
-U.S. citizen


4. SOFIDIV 30, avenue Hoche 75008 Paris, France

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Patrick Houel                                         CFO of LVMH
- Director; Chairman and CEO

Pierre Gode                                           Chairman and CEO of Louis Vuitton
- Director                                            54, avenue Montaigne, 75008 Paris
                                                      Chairman and CEO of Financiere Agache




                                  Page 8 of 10




Daniel Piette                                         Executive Vice President of LVMH
- Director


5. FINANCIERE JEAN GOUJON S.A.
   11, rue Francois 1er
   75008 Paris, France

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Pierre Gode                                           Chairman and CEO of Louis Vuitton
- Director; Chairman                                  54, avenue Montaigne, 75008 Paris
                                                      Chairman and CEO of Financiere Agache

Denis Dalibot                                         Managing Director of Financiere Agache
- Director

Michel Liagre                                         General Counsel of Financiere Agache
- Director

Christian Dior S.A.,                                  30, avenue Montaigne, 75008 Paris
  represented by Pierre Mathieu Duhamel
- Director

Bernard Arnault                                       Chairman and CEO of LVMH,
- Director                                            Chairman and CEO of Christian Dior S.A.


6. CHRISTIAN DIOR S.A.
   30, avenue Montaigne
   75008 Paris, France

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Bernard Arnault                                       Chairman and CEO of LVMH,
- Director; Chairman and CEO                          Chairman and CEO of Christian Dior S.A.

Eric Guerlain                                         42 Berquelay Square, London W1X SDB, England
- Director; Vice-Chairman

France Participations et Gestion,                     23 rue de l'Arcade, 75008 Paris
  represented by Antoine Bernheim
- Director

Christian de Labriffe                                 Partner of Rothschild & Cie
- Director                                            17, avenue Matignon, 75008 Paris

Financiere Agache                                     11, rue Francois 1er, 75008 Paris
  represented by Pierre Gode





                                  Page 9 of 10




Raymond Wibaux                                        Chairman of Financiere Joire Pajot Martin
- Director                                            276, avenue de la Marne, 59700 Marcq-en-Baroeul


7. FINANCIERE AGACHE
   11, rue Francois 1er
   75008 Paris, France

               Name and Position Held                            Principal Occupations
-------------------------------------------------     -------------------------------------------------------
Pierre Gode                                           Chairman and CEO of Louis Vuitton
- Director; Chairman                                  54, avenue Montaigne, 75008 Paris


Denis Dalibot                                         Managing Director of Financiere Agache
- Director

Groupe Arnault S.A.,                                  41, avenue Montaigne, 75008 Paris
  represented by Bernard Arnault
- Director

Jean Arnault                                          Director of LVMH and of Financiere Agache
- Director                                            30, avenue Hoche, 75008 Paris

France Participations et Gestion,                     7-9, boulevard Haussmann, 75008 Paris
  represented by Antoine Bernheim
- Director

Montaigne Finance,                                    41, avenue Montaigne, 75008 Paris
  represented by Pierre Mathieu Duhamel
- Director

                                 Page 10 of 10